UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September 2024

Commission File Number: 001-41985

Murano Global Investments PLC

(Translation of Registrant’s name into English)

25 Berkeley Square, London W1J 6HN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Contents

In connection with a private placement of debt securities by one of its subsidiaries, MURANO GLOBAL INVESTMENTS PLC (“Murano PubCo”) anticipates disclosing to prospective purchasers certain information about Murano PubCo and its subsidiaries (including Murano PV, S.A. de C.V.) that has not been previously publicly reported.

The contemplated private placement is expected to be made under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the debt securities will be sold only to qualified institutional buyers and to offshore investors in transactions exempt from registration under Rule 144A and Regulation S under the Securities Act. No assurance can be made that any private placement of debt securities will be completed.

Murano PubCo has elected to provide this information in this Report on Form 6-K in the attached Exhibits 1 and 2 for informational purposes.

This report does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer or sale would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: September 4, 2024	By:	/s/ David Galan
Name: David Galan
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

1.	Certain information with respect to Murano PubCo and its subsidiaries.

2.
Condensed, consolidated and combined interim financial statements of Murano PV, S.A. de C.V. and subsidiaries as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023 (“Murano Group 2024 Interim Financial Statements”).

iv

EXHIBIT 1
Certain information with respect to Murano PubCo and its subsidiaries

v

SUMMARY
Recent Developments

Nafin's commitment

On August 27, 2024, Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo ("Nafin") issued a commitment letter in favor of Murano PV, S.A. de C.V. ("Murano PV"), for a financing facility of up to U.S.$80 million. This commitment is intended to assist Murano PV with its working capital needs and compliance with its financial obligations, subject to the repayment in full of the that certain syndicated secured mortgage loan facility dated October 4, 2019 (as amended, supplemented, and/or restated form time to time, including on July 11, 2022, August 24, 2023 and December 20, 2023) (the "GIC I Loan") and other customary conditions precedent. We believe that Nafin's commitment letter reinforces our liquidity and short-term financial stability, in furtherance of the fulfilment of our business strategy.

ESAGRUP loans

On April 30, 2024, E.S. Agrupación, S.A. de C.V. ("ESAGRUP"), as lender, granted a loan to Murano World S.A. de C.V. (a subsidiary of Murano PV) (“Murano World”), as borrower, in the amount of Ps.$317,000,000 (the “ES Loan”). The ES Loan bears interest TIIE 28 plus spread of 3% and has a 24-month maturity. The entering into the ES Loan by Murano World resulted in a covenant breach under the GIC I Loan, which prohibits the incurrence of indebtedness by Murano World in excess of U.S.$9 million. Although we believe the covenant breach will be cured upon conversion of the loan into equity in due course, Murano World remains in breach of a covenant under the GIC I Loan, and Murano PV, Murano World, Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C. V., Operadora Hotelera G.I., S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB/3001, Fideicomiso Murano 4000 CIB/3288 (the "Murano 4000 Trust"), Fideicomiso Murano 1000 CIB/3000, Servicios Corporativos BVG, S. A. de C. V., and Murano Management, S. A. de C. V.  (collectively, the "Murano Group" or the "Group") has not formally requested, and does not intend to formally request, a waiver of this breach from the lenders under the GIC I Loan at this point. We cannot assure you, however, that any future waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained.

On May 20, 2024, Murano World, as lender, granted a loan of up to U.S.$1.85 million to ESAGRUP, as borrower, with a one-year maturity at an interest rate of SOFR 91 days plus a margin of 3%. The entry into this loan agreement by Murano World resulted in a covenant breach under the GIC I Loan, which prohibits the granting of loans by Murano World. The Murano Group has not formally requested, and does not intend to request, a waiver from the lenders under the GIC I Loan at this point. We cannot assure you, however, that any future waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained.

Sofoplus and Exitus loans

On July 11, 2024, Exitus Capital, S.A.P.I. de C.V., SOFOM, E.N.R. ("Exitus") and Sofoplus, S.A.P.I. de C.V., SOFOM, E.R. ("Sofoplus") executed a letter agreement related to the irrevocable administration and alternative source of payment trust agreement (contrato de fideicomiso irrevocable de administración y fuente alterna de pago) number 250C dated May 31, 2022 (the "250C Trust") (which secures the secured term loan between ESAGRUP and Elías Sacal Cababie as joint and several obligors and Sofoplus, as lender, in an aggregate amount of U.S.$15,000,000 at a fixed interest rate of 15%, and maturing on June 24, 2025 (as amended, supplemented and/or restated from time to time) (the "Sofoplus Loan") and one of the Exitus loans) whereby they agreed to revert the rights with respect to any and all cash flows previously conveyed to the estate of the 250C Trust in favor of ESAGRUP, Elias Sacal Cababie and Marcos Sacal Cohen, as the settlors and extinguish the conveyance of such cash flows to the 250C Trust estate.

Additional Equipment under the Coppel, S.A.P.I. de C.V. lease agreement

On July 30, 2024, Operadora Hotelera G.I., S.A. de C.V. ("Operadora GIC I") leased additional equipment under the equipment lease agreement, dated as of November 8, 2023, among the Operadora GIC I, as lessee, Arrendadora Coppel, S.A.P.I. de C.V. ("Coppel"), as lessor, and Murano World, Edificaciones BVG, S.A. de C.V. and Elias Sacal Cababie, as joint and several obligors (the "Coppel Lease Agreement") to be used in the Grand Island Cancun Hotel (the "GIC I Hotel"), for a 60-month period, with Coppel for total rent payments of Ps.$40.2 million (U.S.$2.2millon) plus 16% of VAT.

Waivers under certain financing agreements

In recent months, Murano Group has not met certain covenants under its financing agreements but believes it has been working diligently with its lenders to obtain waivers for these breaches and in an effort to enable Murano to implement its long-term financing strategy:

(a)	Delivery of certain audited and unaudited financial information

Under certain of its financing agreements (including the the loan agreement dated September 29, 2022 (as amended, supplemented and/or restated from time to time) entered by Inmobiliaria Insurgentes 421, as borrower, Operadora Hotelera I421, S. A. de C. V. and Operadora Hotelera I421 Premium, S. A. de C. V., as joint obligors, and Sociedad Nacional de Crédito, Institución de Banca de Desarrollo ("Bancomext"), as lender, in an aggregate amount of U.S.$100,000,000 at an interest rate of term SOFR +3.50%, and maturing on October 7, 2037 (the "Insurgentes 421 Loan") and the GIC I Loan), Murano Group is required to deliver financial information to its lenders periodically, including unaudited and audited financial statements. The business combination effected through the amended & restated business combination agreement, dated as of August 2, 2023 (the "Business Combination") and subsequent listing of Murano Global Investments PLC ("Murano PubCo") on Nasdaq on March 21, 2024, led to certain delays in meeting these reporting obligations with respect to certain subsidiaries and the Murano Group has been working with its lenders to address such situation.

On August 26, 2024 the Murano Group received a waiver from Banco Nacional de Comercio Exterior, Bancomext under the Insurgentes 421 Loan to defer delivery of the 2023 annual audited financial statements of certain subsidiaries, as applicable, until September 30, 2024. Murano Group cannot assure you that any future waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained or that the Murano Group will be able to deliver the applicable financial statements in accordance with the timelines required.

On August 29, 2024 a waiver was received from the lenders under the GIC I Loan to defer delivery of the 2023 annual individual and consolidated audited financial statements of certain subsidiaries, as applicable, until October 31, 2024. Murano Group cannot assure you that any future waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained.

Murano Group delivered its unaudited financial information for the period ending March 31, 2024 to its lenders after the reporting date required under such financing agreements. Murano Group cannot assure you that a waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained. For the period ended June 30, 2024, Murano Group delivered its unaudited financial information on time as required by the financial agreements.

(b)	Funding of debt service reserve accounts, interest rate coverage, and quarterly interest payment under the GIC I Loan

On May 8, 2024 and on June 8, 2024, respectively, Murano Group failed to fund the debt service reserve account of the Insurgentes 421 Loan as required under the loan documentation. As a result, a covenant breach occurred. On June 26, 2024, Murano Group funded the debt service reserve account to cure the covenant breach and on July 8, 2024, it made the corresponding quarterly principal and interest payment with proceeds of the debt service reserve account. As of June 30, 2024, a covenant breach persisted with respect to the funding of the debt service reserve account of the Insurgentes 421 Loan, as Murano Group did not fund the debt service reserve account on the due date. However, on August 26, 2024, Murano Group received a waiver from Bancomext under the Insurgentes 421 Loan to defer the next funding of the debt service reserve account and the additional debt service reserve account as follows: (a) the debt service reserve account should be funded with an amount equivalent to one third of the quarterly amortization under such loan no later than September 17, 2024; subsequently, the remaining amount should be funded no later than September 30th, 2024, and (b) the additional debt service reserve account should be funded in its entirety no later than October 4th, 2024. We cannot assure you, however, that any future waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained.

On May 1, 2024, and August 1, 2024, respectively, Murano Group failed to fund the debt service reserve account of the GIC I Loan as required under the loan documentation (3 months of interest). As a result, a covenant breach occurred. On May 14, 2024, the Group received a waiver from the lenders to defer the funding of the debt service reserve account until June 1, 2024, and on June 20, 2024, the Group received an additional waiver to defer such funding until August 1, 2024. After that date, the covenant breach persisted as Murano Group did not fund the debt service reserve account on the due date. On August 5, 2024, Murano Group also failed to pay quarterly interest due under the GIC I Loan. As a result, a further covenant breach occurred. However, on August 29, 2024, Murano Group received waivers from the lenders under the GIC I Loan to (i) fund the debt service reserve account, and (ii) pay the quarterly interest due on August 5, 2024 under the GIC I Loan, until October 31, 2024. Consequently, these events of default have been temporarily waived. We cannot assure you, however, that any future waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained.

(c)	Hedging Obligations

On June 1, 2024, we failed to expand the interest rate coverage to maintain such coverage for an amount equivalent to at least 70% of the outstanding balance of tranche A of the GIC I Loan, for at least 50% of the remaining term until the maturity date, which resulted in a covenant breach under the GIC I Loan. However, on August 29, 2024, Murano Group received a waiver from the lenders under the GIC I Loan to expand the interest rate coverage to maintain such coverage for an amount equivalent to at least 70% of the outstanding balance of tranche A, for at least 50% of the remaining term until the maturity date until October 31, 2024. Consequently, this event of default has been temporarily waived. We cannot assure you, however, that any future waiver, if requested, for any future breach under similar circumstances or otherwise will be obtained.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary of the condensed consolidated and combined statement of profit or loss for the six-month period ended June 30, 2024 compared to the six-month period Ended June 30, 2023.

	For the six months ended June 30,
	2024	2023

Revenue	$267,493,096	$107,345,787
Direct and selling, general and administrative expenses:
Employee Benefits	143,228,829	76,418,979
Food & beverage and service cost	43,845,033	30,780,790
Sales commissions	11,668,788	3,922,916
Management fees to hotel operators	8,010,977	2,269,267
Depreciation and amortization	127,058,666	63,350,256
Property tax	5,282,979	9,780,872
Professional fees	109,920,067	37,236,737
Maintenance and conservation	22,791,467	4,526,294
Utility expenses	23,972,119	6,461,275
Advertising	27,780,601	8,236,255
Donations	3,390,680	5,951,130
Insurance	8,664,284	4,121,519
Software	3,918,014	4,506,780
Cleaning and laundry	6,185,705	4,127,309
Supplies and equipment	11,325,580	468,300
Bank commissions	13,890,855	2,413,473
Other costs	40,219,551	39,529,769
Total direct and selling, general and administrative expenses	$611,154,195	$304,101,921
Interest income	7,655,701	2,029,494
Interest expense	(238,020,003)	(137,796,876)
Exchange rate income, net	(527,046,262)	678,078,298
Changes in fair value of financial derivative instruments	3,250,047	(23,903,466)
Other income	14,617,392	9,350,566
Other expenses	(4,993,947)	(156,974)
(Loss) profit before income taxes	$(1,088,198,171)	$330,844,908
Income taxes	1,135,109	23,368,578
Net (loss) profit for the period	$(1,089,333,280)	$307,476,330

Revenue: Revenue amounted to Ps.$267.5 million for the six-month period ended June 30, 2024, an increase of Ps.$160.1 million or 149.2% from Ps.$107.3 million from the six-month period ended June 30, 2023. The increase is mainly attributable to the Group's efforts to stabilize the early performance of the 416 room hotel and ancillary facilities consisting of the Andaz Hotel and the Mondrian Hotel in the property identified as “Conjunto Aristos” located at Avenida Insurgentes Sur No. 421, Colonia Hipódromo Condesa, Alcaldía Cuauhtémoc, postal code 06100, Mexico City (the "Insurgentes 421 Hotel Complex"). The Andaz Mexico City Condesa's (the "Andaz Hotel") revenue for the six-month period ended June 30, 2024 was Ps.$125.4 million, comprised mainly of: (1) Ps.$78.0 million in room income and (2) Ps.$39.6 million in food and beverage income compared to (1) Ps.$18.9 million room income and (2) Ps.$22.4 million food and beverage income for the six-month period ended June 30, 2023. The Mondrian Mexico City Condesa's (the "Mondrian Hotel") revenue for the six-month period ended June 30, 2024 was Ps.$76.2 million, comprised mainly of: (1) Ps.$58.0 million in room income and (2) Ps.$14.6 million in food and beverage income compared to (1) Ps.$34.4 million of room income, (2) Ps.$25.5 million of food and beverage income for the six-month period ended June 30, 2023. Also, on April 1, 2024, the Hyatt Vivid Grand Island in Cancun (the "Vivid Hotel") started operations and during the second quarter of 2024, it recognized Ps.$65.5 million in revenue.

Employee Benefits: Employee benefits amounted to Ps.$143.2 million for the six-month period ended June 30, 2024, an increase of Ps.$66.8 million or 87.4% from the six-month period ended June 30, 2023. The increase is mainly attributable to the recruitment of 375 employees to carry out the operations of the Vivid Hotel at the beginning of 2024.

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Food & beverage and service cost: Food & beverage and service cost amounted to Ps.$43.8 million for the six-month period ended June 30, 2024, an increase of Ps.$13.1 million or 42.4% from the six-month period ended June 30, 2023. This increase corresponds to the increase in food and beverage revenue from the Insurgentes 421 Hotel Complex and also to the opening of the Vivid Hotel during the second quarter of 2024.

Sales commissions: Sales commissions amounted to Ps.$11.7 million for the six-month period ended June 30, 2024, an increase of Ps.$7.7 million or 197.5% from the six-month period ended June 30, 2023. An increase in reservations through online travel agencies mainly relates to the Andaz Hotel, which for the six-month period ended June 30, 2024 incurred Ps.$8.4 million in sales commission costs compared to Ps.$2.5 million for the same period in 2023.

Management fees to hotel operators: Management fees to operators amounted to Ps.$8.0 million for the six-month period ended June 30, 2024, an increase of Ps.$5.7 million or 253.0% from the six-month period ended June 30, 2023. The increase corresponds to the increase in revenue since these management fees are calculated mainly based on the income generated by the Insurgentes 421 Hotel Complex and the Vivid Hotel.

Depreciation and amortization: Depreciation and amortization amounted to Ps.$127.1 million for the six-month period ended June 30, 2024, an increase of Ps.$63.7 million or 100.6% from the six-month period ended June 30, 2023. The increase is mainly attributable to the amortization of the right-of-use of assets arising from significant leases entered into after June 30, 2023, including a lease agreement with Arrendadora Coppel, S.A.P.I. de C.V. for furniture, fixtures and equipment ("FF&E") and the lease of corporate offices. Additionally, since the Vivid Hotel started operations, the fixed assets depreciation related to this hotel amounted to Ps.$38.6 million for the six-month period ended June 30, 2024.

Property tax: Property tax amounted to Ps.$5.3 million for the six-month period ended June 30, 2024, a decrease of Ps.$4.5 million or 46.0% from the six-month period ended June 30, 2023, since in the prior period the Group recognized and paid Ps.$2.7 million related to prior periods property taxes.

Professional Fees: Fees amounted to Ps.$109.9 million for the six-month period ended June 30, 2024, an increase of Ps.$72.7 million or 195.2% from the six-month period ended June 30, 2023. The increase is mainly attributable to legal and transaction costs incurred to complete the Business Combination. Also, the Group has required services from financial and legal advisors to renegotiate its existing loans and to obtain new financing.

Maintenance and conservation: Maintenance and conservation amounted to Ps.$22.8 million for the six-month period ended June 30, 2024, an increase of Ps.$18.3 million or 403.5% from the six-month period ended June 30, 2023. The increase is mainly attributable to the operation of the Insurgentes 421 Hotel Complex, which as of June 30, 2023 had just recently opened and did not require large maintenance expenses. Furthermore, the Vivid Hotel also incurred these expenditures during the second quarter of 2024, which amounted to Ps.$6.3 million.

Utility expenses: Utility expenses amounted to Ps.$24.0 million for the six-month period ended June 30, 2024, an increase of Ps.$17.5 million or 271.0% from the six-month period ended June 30, 2023. The increase is mainly attributable to higher occupancy in the Insurgentes 421 Hotel Complex and the Vivid Hotel, compared to the prior year.

Advertising: Advertising amounted to Ps.$27.8 million for the six-month period ended June 30, 2024, an increase of Ps.$19.5 million or 237.3% from the six-month period ended June 30, 2023. The increase is mainly attributable to management efforts to promote the Vivid Hotel, the expense related to announcing this hotel amounted to Ps.$23.8 million.

Donations: Donations amounted to Ps.$3.4 million for the six-month period ended June 30, 2024, a decrease of Ps.$2.6 million or 43% from Ps.$6.0 million for the six-month period ended June 30, 2023. This donation is granted to the same association as previous periods, the UNICEF International Council to support the transformation of education in Mexico, with amounts granted dependent on the available resources of the Group.

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Insurance: Insurance amounted to Ps.$8.7 million for the six-month period ended June 30, 2024, an increase of Ps.$4.5 million or 110.2% from the six-month period ended June 30, 2023. The increase in insurance expenses was attributable mainly to an insurance policy for the Grand Island Beach Club, part of the GIC Complex in Cancun (the "Beach Club") acquired in March 2023. Moreover, there was also an increase in insurance premiums for the Insurgentes 421 Hotel Complex and the Vivid Hotel, driven by increases in the fair value of those properties upon the commencement of operations. Also, as part of the hotel management agreement with Hyatt Hotels Corporation, Hyatt of Mexico, S.A. de C.V. and any subsidiary and/or affiliate thereof ("Hyatt"), the Group provides major medical expense insurance for senior operating managers.

Software: Software amounted to Ps.$3.9 million for the six-month period ended June 30, 2024, a decrease of Ps.$0.6 million or 13.1% from the six-month period ended June 30, 2023. This expense relates to certain equipment and operating software implementation costs incurred at the Vivid Hotel.

Cleaning and laundry: Cleaning and laundry amounted to Ps.$6.2 million for the six-month period ended June 30, 2024, an increase of Ps.$2.1 million or 49.9% from the six-month period ended June 30, 2023. The increase is mainly attributable to higher occupancy in the Insurgentes 421 Hotel Complex and the Vivid Hotel compared to the prior year.

Supplies and equipment: Supplies and equipment amounted to Ps.$11.3 million for the six-month period ended June 30, 2024, an increase of Ps.$10.9 million or 2,318.4% from the six-month period ended June 30, 2023. This increase is mainly attributable to the acquisition of minor equipment for the Vivid Hotel’s operations, which amounted to Ps.$8.8 million.

Bank commissions: Bank fees amounted to Ps.$13.9 million for the six-month period ended June 30, 2024, an increase of Ps.$11.5 million or 475.6% from the six-month period ended June 30, 2023. The increase is mainly attributable to a higher volume of transactions derived from management efforts to increase occupancy in the Insurgentes 421 Hotel Complex.

Other costs: Other costs amounted to Ps.$40.2 million for the six-month period ended June 30, 2024, an increase of Ps.$0.7 million or 1.7% from the six-month period ended June 30, 2023. The increase is mainly attributable to sundry expenses related to the increase in the Insurgentes 421 Hotel Complex’s revenue, and the opening of the Vivid Hotel on April 1, 2024.

Interest income: Interest income amounted to Ps.$7.7 million for the six-month period ended June 30, 2024, an increase of Ps.$5.6 million or 277.2% from the six-month period ended June 30, 2023. The increase is mainly attributable to the interest accrued from loans granted to related parties, with the majority of these loans restructured to increase the credit line granted during 2024.

Interest expense: Interest expense amounted to Ps.$238.0 million for the six-month period ended June 30, 2024, an increase of Ps.$100.2 million or 72.7% from the six-month period ended June 30, 2023. The increase is mainly attributable to the borrowings on available credit lines. During the first and second quarter of 2024, the Group reached maximum drawings on available credit lines.

Exchange rate income, net: Exchange rate income, net amounted to Ps.$527.0 million loss for the six-month period ended June 30, 2024, a decrease of Ps.$1,205.1 million or 177.7% from the six-month period ended June 30, 2023. The decrease is mainly attributable to the fluctuation between the peso and the U.S. dollar, which from December 2022 to June 2023 the Mexican currency appreciated 13.7% approximately, and from December 2023 to June 2024 the U.S. dollar appreciated 8.1% above the Mexican peso.

Changes in fair value of financial derivative instruments: Valuation of financial derivative instruments amounted to an income of Ps.$3.3 million for the six-month period ended June 30, 2024, an increase of Ps.$27.2 million or 113.6% from a loss of Ps.$23.9 million for the six-month period ended June 30, 2023. The decrease is mainly attributable to changes in the hedge notional amount arising from payments during 2024.

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Other income: Other income amounted to Ps.$14.6 million for the six-month period ended June 30, 2024, an increase of Ps.$5.3 million or 56.3% from the six-month period ended June 30, 2023.

Other expenses: Other expenses amounted to Ps.$5.0 million for the six-month period ended June 30, 2024, an increase of Ps.$4.8 million or 3081.4% from Ps.$0.2 million for the six-month period ended June 30, 2023.

Income taxes: Income taxes amounted to Ps.$1.1 million for the six-month period ended June 30, 2024, a decrease of Ps.$22.2 million or 95.1% from the six-month period ended June 30, 2023. For the six month period ended June 30, 2024 the Group recognized Ps.$4.1 million of deferred income tax benefit compared to Ps.$20.8 million of deferred income tax expense for the six-month period ended June 30, 2023, since the Vivid Hotel opened on April 1, 2024, the Group recognized less capitalized borrowing costs in its property, plant and equipment which is reflected in a decrease in the deferred income tax liability.

Net (loss) profit for the period: For the reasons outlined above, the Group recorded a net loss of Ps.$1,089.3 million for the six-month period ended June 30, 2024, compared to a net profit of Ps.$307.5 million for the six-month period ended June 30, 2023.

Debt

As of June 30, 2024, we were in compliance with the covenants and restrictions in our financing agreements that require, among others, to provide the lenders quarterly and annually with the Group’s internal financial statements and compliance with certain ratios and reserve funds, except for the covenant breaches mentioned in section “Recent Developments” included herein and/or as discussed in the notes to the Murano Group 2024 Interim Financial Statements.

In addition, during the six-month period ended as of June 30, 2024, the following developments occurred in connection with certain of our financing agreements:

GIC I Loan

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On April 9, 2024, Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as joining lender and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as assignor, and Banco Sabadell, S.A., Institución de Banca Múltiple ("Sabadell"), in its capacity as administrative and collateral agent, entered into an amendment to the GIC I Loan. Pursuant to such amendment, Sabcapital, S.A. de C.V., SOFOM, E.R. assigned and transferred to Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., its rights and obligations owned as a Tranche C lender, representing 60% of the Tranche C commitment, amounting to U.S. $6.0 million as the assigned amount

GIC I VAT Loan

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On April 11, 2024, and May 24, 2024, respectively, further drawdowns totalling Ps.$200.7 million (US$12.0 million) were made on the that certain VAT loan facility dated October 16, 2019 (as amended, supplemented and/or restated from time to time) (the "GIC I VAT Loan"), with payments also made against the loan from VAT receipts. On June 30, 2024, the outstanding balance of the GIC I VAT Loan was Ps.$202.8 million (U.S.$11.0 million) and as of the date of this report, the outstanding balance of the GIC I VAT loan is Ps.$192.6 million (U.S.$10.3 million).

Exitus Loans

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On April 26, 2024, and May 27, 2024, Murano World received U.S.$325,000 and U.S.$374,000, respectively, in disbursements under the U.S.$2.5 million loan facility of the credit agreements, (a) dated May 31, 2022, by and between Murano World, as borrower, and Exitus, as lender, secured through the 250C Trust, in an aggregate amount of U.S.$15,000,000 at a fixed interest rate of 15%, and maturing on May 31, 2025, (b) dated June 26, 2023, by and between Murano World, as borrower, and Exitus, as lender, in an aggregate amount of U.S.$972,396 at a fixed interest rate of 15%, and maturing on December 26, 2025, and (c) December 5, 2023, by and between Murano World, as borrower, and Exitus, as lender, in an aggregate amount of U.S.$2,500,000 at a fixed interest rate of 15%, and maturing on December 5, 2025 (the "Exitus Loans").

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New Finamo Loan

On April 9, 2024, Murano PV, S. A. de C.V., as borrower, entered into a new loan agreement with Administradora de Soluciones, S.A. de C.V., SOFOM, E.N.R. ("Finamo"), as lender, for Ps$100,000,000 (the “New Finamo Loan”). The New Finamo Loan bears a fixed annual interest rate of 22% maturing on October 15, 2024. The loan is secured by Lot 3, which is owned by the Murano 4000 Trust. Murano acted opportunistically by borrowing the New Finamo Loan in Mexican Pesos at a relatively expensive rate expecting that the Peso would weaken from an artificially strong rate of approximately 16 to 1 USD. This occurred as the Mexican Peso is currently at approximately 20 to 1 USD, thereby lowering the overall cost of the borrowing.

As of December 31, 2023, the Group complied with all terms and covenants included in the loan agreements, except for the following:

GIC I Trust

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The Group anticipated that, it might not have the debt service reserve account of the GIC I Loan fully funded as of December 31, 2023, and requested a waiver from the lenders, such waiver was received on December 29, 2023. Consequently, the breach was waived as of December 31, 2023.

Inmobiliaria Insurgentes 421

-
As of December 31, 2023, the additional debt service reserve fund of the Insurgentes 421 Loan was not fully funded, the Group requested a waiver from the lender in connection with the funding obligations of the debt service reserve funds. As described in note 10 to the Murano Group Combined 2023 Audited Financial Statements,  the Group obtained an event of default waiver provided by Bancomext, consequently the lender will not call the debt. The Group classified the outstanding balance of this loan as a current liability as of December 31, 2023 due to the waiver being obtained after year-end.

The Group classified the outstanding balance of the GIC I Loan and the Insurgentes 421 Loan as current liabilities as of June 30, 2024.

For the six-month period ended June 30, 2024, interest expense on borrowings amounted to Ps.$238.0 million.

7

The following chart sets forth a summary of existing indebtedness with third parties as of June 30, 2024:

	Currency	Type & Security	Interest Rate	Current Interest rate	Maturity	MXPs	US
A. Loan Obligations
Grand Island I
Bancomext	USD	Syndicated mortgage loan up to US$240m	SOFR+ 4.0116%	9.33%	2033	1,102,638,000	60,000,000
Caixabank, S.A.	USD		SOFR + 4.0116%	9.33%	2033	1,102,638,000	60,000,000
Sabadell	USD		SOFR + 4.0116%	9.33%	2033	992,374,200	54,000,000
Avantta	USD		SOFR + 4.0116%	9.33%	2033	110,263,800	6,000,000
NAFIN	USD	Secured loan up to US$30.5m to finance	SOFR+ 4.0116%	9.33%	2033	1,099,167,438	59,811,150
Bancomext	MXN	VAT receivables	TIIE91 +2.75%	14.00%	2024	202,751,620	11,032,721
Total Loans Grand Island						4,609,833,058	250,843,870
Insurgentes 421
Bancomext	USD	Secured loan up to US$100m	SOFR + 3.5%	8.83%	2037	1,819,153,199	98,989,144
Total Loans Insurgentes 421						1,819,153,199	98,989,144
Murano World (Corporate)
Exitus Capital	USD	Loan up to US$15m	15.00%	15.00%	2025	275,659,500	15,000,000
Exitus Capital	USD	Loan agreement up to US$972,396	15.00%	15.00%	2025	13,145,228	715,297
Exitus Capital	USD	Loan agreement up to US$2.5m	15.00%	15.00%	2025	44,730,556	2,434,011
ALG	USD	Secured loan on Beach Club up to US$20m	10.00%	10.00%	2030	367,546,000	20,000,000
Santander Internacional	USD	Loan $2m	BASE RATE + 0.80%	BASE RATE + 0.80%	2025	36,740,747	1,999,246
Total Loans Murano World (Corporate)						737,822,031	40,148,554
Murano PV (Corporate)
Finamo	USD	Secured loan up to US$26m	15.00%		2030	477,809,800	26,000,000
Finamo	MXN	Secured loan up to MXN$100m	22.00%		2024	100,000,000	5,441,496
Total Loans Murano PV (Corporate)						577,809,800	31,441,496
Subtotal						7,744,618,088	421,423,065
Cost to obtain loans and commissions						(86,271,971)	(4,694,486)
Accrued interest payable						149,526,759	8,147,101
Total Loans						7,807,872,876	424,875,680

B. Sale & Lease Back Liabilities
Finamo	MXN	Sale & Lease back agreements on GIC I			2027	332,720,752	18,104,986
Exitus Capital	MXN	Sale & Lease back agreements on GIC I			2024	8,215,610	447,052
Total Sale & Lease Back Liabilities						340,936,362	18,552,038
Total Debt						8,148,809,238	443,427,717

C. Loans with related parties
Sofoplus	MXN	Loan up to US$15m			2025	183,773,000	10,000,000
Sofoplus	MXN	Factoring			2024	10,999,325	598,528
ITV	MXN	Loan up to MXN$97,500M			2025	34,143,716	1,857,929
ITV	MXN	Loan				17,200,000	935,937
ES Agrupación	MXN	Loan				317,000,000	17,249,542
BVG Infraestructura	MXN	Loan up to US$955,011			2025	8,663,846	471,443
Accrued interest payable	MXN	Loan			2025	5,440,529	296,046
Total Loans with related parties						577,220,415	31,409,424
Total Debt						8,726,029,653	474,837,142

For further information on our financing arrangements, see Notes 4 and 7 to the Murano Group June 30, 2024 Interim Financial Statements included herein and Notes 6 and 10 to the Murano Group Combined 2023 Audited Financial Statements included in the Murano PubCo 2023 Annual Report on Form 20-F.

8

Commitments and Contingencies

We are subject to litigation, claims, and other commitments and contingencies arising in the ordinary course of business. While no assurance can be given as to the ultimate outcome of any litigation matters, we do not believe it is probable that a loss will be incurred and do not expect the ultimate resolution of any open matters will have a material adverse effect on our financial position or results of operations.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including credit risk, liquidity risk, market risk, operating risk, and legal risk. For quantitative and qualitative disclosures about these risks, see Note 13 to the Murano Group Combined 2023 Audited Financial Statements included in the Murano PubCo 2023 Annual Report on Form 20-F.

9

EXHIBIT 2

Condensed, Consolidated and Combined Interim Financial Statements of Murano PV, S.A. de C.V. and Subsidiaries as of June 30, 2024, and for the six-month periods ended June 30, 2024 and 2023

Murano PV, S.A. de C.V. and Subsidiaries

Condensed Consolidated and Combined Interim Financial Statements for 2024 and 2023

Murano PV, S. A. de C. V. and Subsidiaries
Condensed Consolidated and Combined Interim Statements of Financial Position
As of June 30, 2024 and December 31, 2023
(Mexican pesos)

	Notes	June 30,	December 31,
		2024	2023
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$125,920,722	$146,369,734
Trade receivables		44,632,649	16,831,611
VAT receivable		289,177,670	242,079,862
Other receivables		34,379,812	28,341,695
Due from related parties	4	86,553,792	143,549,146
Prepayments		11,556,188	18,792,796
Inventories		9,558,265	1,415,594
Total current assets		601,779,098	597,380,438

Property, construction in process and equipment, net	5	18,250,889,782	17,420,027,969
Investment property	6	1,100,491,490	1,100,491,490
Right of use assets, net		194,361,673	217,037,091
Financial derivative instruments		120,173,774	116,923,727
Guarantee deposits		4,172,685	21,480,806

Total non-current assets		19,670,089,404	18,875,961,083

Total assets		$20,271,868,502	$19,473,341,521

Liabilities, Stockholders’ Equity and Net Assets
Current Liabilities:
Current instalments of long-term debt	7	$7,012,278,934	$2,039,355,678
Trade accounts payable and accumulated expenses		495,614,657	399,163,421
Advance customers		13,272,899	8,263,469
Due to related parties	4	546,699,806	133,002,659
Lease liabilities		38,897,113	30,006,807
Income tax payable		10,141,924	12,135,180
Employees’ statutory profit sharing		3,356,206	2,241,724
Contributions for future net assets		3,500,000	3,500,000
Total current liabilities		8,123,761,539	2,627,668,938

Non-current Liabilities:
Long-term debt, excluding current instalments	7	1,136,530,304	4,643,317,136
Due to related parties, excluding current portion	4	30,004,911	87,302,929
Lease liabilities, excluding current portion		155,888,404	177,954,726
Employee benefits		10,284,968	8,766,021
Other liabilities		66,460,996	62,504,424
Deferred tax liabilities		4,027,546,788	4,031,599,864
Total non-current liabilities		5,426,716,371	9,011,445,100

Total liabilities		13,550,477,910	11,639,114,038

Stockholders’ Equity and Net Assets
Net parent investment		-	902,611,512
Common stock	11	900,052,000	-
|Accumulated deficit		(2,291,322,214)	(1,181,044,835)
Other comprehensive income		8,112,660,806	8,112,660,806
Total Stockholders’ Equity and Net Assets		6,721,390,592	7,834,227,483

Total Liabilities, Stockholders’ Equity and Net Assets		$20,271,868,502	$19,473,341,521

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S.A. de C.V. and Subsidiaries
Condensed Consolidated and Combined Interim Statements of Profit or Loss and Other Comprehensive Income
For the six-month periods ended June 30, 2024 and 2023
(Mexican pesos)

		For the six months ended June 30,
	Notes	2024	2023

Revenue	8	$267,493,096	$107,345,787
Direct and selling, general and administrative expenses:
Employee benefits		143,228,829	76,418,979
Food & beverage and service cost		43,845,033	30,780,790
Sales commissions		11,668,788	3,922,916
Management fees to hotel operators		8,010,977	2,269,267
Depreciation and amortization		127,058,666	63,350,256
Property tax		5,282,979	9,780,872
Professional fees		109,920,067	37,236,737
Maintenance and conservation		22,791,467	4,526,294
Utility expenses		23,972,119	6,461,275
Advertising		27,780,601	8,236,255
Donations		3,390,680	5,951,130
Insurance		8,664,284	4,121,519
Software		3,918,014	4,506,780
Cleaning and laundry		6,185,705	4,127,309
Supplies and equipment		11,325,580	468,300
Bank fees		13,890,855	2,413,473
Other costs		40,219,551	39,529,769
Total direct and selling, general and administrative expenses		611,154,195	304,101,921

Interest income		7,655,701	2,029,494
Interest expense		(238,020,003)	(137,796,876)
Exchange rate (expense) income, net		(527,046,262)	678,078,298
Changes in fair value of financial derivative instruments		3,250,047	(23,903,466)
Other income	9	14,617,392	9,350,566
Other expenses		(4,993,947)	(156,974)
(Loss) profit before income taxes		(1,088,198,171)	330,844,908

Income taxes	10	1,135,109	23,368,578

Net (loss) profit for the period		$(1,089,333,280)	$307,476,330

Total comprehensive (loss) income		$(1,089,333,280)	$307,476,330

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Condensed Consolidated and Combined Interim Statements of Changes in Stockholders’ Equity and Net Assets
For the Six-month periods ended June 30, 2024 and 2023
(Mexican pesos)

					Other Comprehensive Income
	Note	Net parent investment	Common Stock	Accumulated Deficit	Revaluation of property, construction in process and equipment net of deferred income tax	Remeasurement of net defined benefit liability net of deferred income tax	Total

Balance as of January 1, 2023		$902,611,512	$-	$(1,238,837,756)	$8,737,110,903	$(1,549,674)	8,399,334,985

Profit for the period		-	-	307,476,330	-	-	307,476,330

Balance as of June 30, 2023		902,611,512	-	(931,361,426)	8,737,110,903	(1,549,674)	8,706,811,315

Balance as of January 1, 2024		902,611,512	-	(1,181,044,835)	8,114,123,261	(1,462,455)	7,834,227,483

Reimbursements of net parent investment		(16,363,928)	-	-	-	-	(16,363,928)
Capital restructuring	2.b.2	(886,247,584)	900,052,000	(20,944,099)	-	-	(7,139,683)
Loss for the period		-	-	(1,089,333,280)	-	-	(1,089,333,280)

Balance as of June 30, 2024		$-	$900,052,000	$(2,291,322,214)	$8,114,123,261	$(1,462,455)	$6,721,390,592

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S.A. de C.V. and Subsidiaries

Condensed Consolidated and Combined Interim Statements of Cash Flows
For the six-month periods ended June 30, 2024 and 2023
(Mexican pesos)

	For the six months ended June 30,
	2024	2023
Cash flows from operating activities:
(Loss) profit before income taxes	$(1,088,198,171)	$330,844,908
Adjustments for:
Depreciation of property, construction in process and equipment	104,383,248	63,350,256
Depreciation of right of use assets	22,675,418	-
Amortization of costs to obtain loans and commissions	8,215,912	3,374,815
Valuation of financial derivative instruments	(3,250,047)	23,903,466
Interest expense	232,580,713	137,796,876
Interest expense lease liability	5,439,290	-
Interest income	(7,655,701)	(2,029,494)
Effect on changes in foreign exchange rates	617,632,818	(683,241,203)
	(108,176,520)	(126,000,376)
Changes in:
(Increase) decrease in VAT receivable	(47,097,808)	46,045,312
Increase in trade receivables	(27,801,038)	(6,928,278)
Increase in other receivables	(6,038,117)	(4,981,009)
Decrease in prepayments	7,236,608	31,229,510
(Increase) decrease in inventory	(8,142,671)	1,274,085
Decrease (increase) in other assets	17,308,121	(12,839,794)
Increase in trade payables and taxes	97,105,288	30,769,645
Increase in employee benefits	1,518,947	1,211,373
Increase in other liabilities	3,956,572	34,016,156
Increase (decrease) in employees’ statutory profit sharing	1,114,482	(809,797)
Income tax paid	(2,826,063)	-
Net cash flows generated from (used in) operating activities	(71,842,199)	(7,013,173)

Cash flows used in investing activities:
Acquisition of property, construction in process and equipment	(935,245,061)	(792,911,972)
Loans collected from (granted to) related parties	63,239,067	(64,832,739)
Interest received	1,411,988	601,041
Net cash flows used in investing activities	(870,594,006)	(857,143,670)

Cash flows from financing activities:
Reimbursements of net parent investment	(16,363,928)	-
Contributions for future common stock increase	-	(55,939,020)
Payments related to the capital restructure	(7,139,683)	-
Loan proceeds	1,349,256,658	1,256,939,492
Loan payments to third parties	(506,903,939)	(112,099,238)
Borrowing cost paid	(18,250,564)	(19,146,213)
Loans received from related parties	344,719,199	17,962,207
Loan payments to related parties	(6,671,532)	(30,698,630)
Payments of leasing liabilities	(19,836,509)	(269,043)
Interest paid	(196,822,509)	(108,344,781)
Net cash flows from financing activities	921,987,193	948,404,774

Net (decrease) increase in cash and cash equivalents and restricted cash	(20,449,012)	84,247,931

Cash and cash equivalents and restricted cash at the beginning of the period	146,369,734	240,754,805

Cash and cash equivalents and restricted cash at the end of the period	$125,920,722	$325,002,736

The accompanying notes are an integral part of these condensed consolidated and combined interim financial statements.

Murano PV, S. A. de C. V. and Subsidiaries

Notes to the Condensed Consolidated and Combined Interim Financial Statements
As of June 30, 2024 and December 31, 2023, and
for the six-month periods ended June 30, 2024, and 2023
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On September 3, 2024, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these condensed consolidated and combined interim financial statements.

Murano PV, S. A. de C. V. and its subsidiaries (together referred to as the “Group”) is headquartered at F. C. de Cuernavaca 20, 12th floor, Lomas – Virreyes, Lomas de Chapultepec III Secc., Miguel Hidalgo, 11000, Mexico City. The Group is a Mexican development group with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico. The Group also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. The Group is primarily involved in developing and managing luxury hotels in urban and beach resort destinations.

In the first quarter of 2023, the Andaz and Mondrian Hotels, in Mexico City, were already fully operational with a combined capacity of 396 rooms.

The Group is also developing a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate over 3,000 rooms, a convention center (under the world trade center brand), a water park, a retail village and a beach club. This project is divided into two phases:

I.
Phase one is nearing completion and when fully operational will have 1,016 rooms, under two hotel brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the fourth quarter of 2024.

II.
Phase two of the GIC Complex in Cancun is planned as an integrated resort split across four different hotel brands all operated by Hyatt (Hyatt Inclusive Collection). This second phase is planned to have 2,000 rooms, but the Group has not yet begun the process securing financing for the development phase and a completion date is not possible to estimate at this time.

The Group is also planning to develop a 5 star upper-upscale resort, in Bajamar, Baja California. The development is currently under preliminary evaluation and the Group has not yet begun the process of securing financing for this project and a completion date is therefore not possible to estimate at this time.

Also in Baja California, the Group is engaged in the development of industrial parks, such as the Baja Park Development Project which is expected to include approximately 363,262 sqm of retail area. Construction is expected to begin once financing has been secured, a completion date is therefore not possible to estimate at this time.

b.	Significant transactions

i.	The first phase of GIC I commenced operations with the opening of the Vivid Hotel on April 1, 2024.

ii.
On March 20, 2024, Murano Global Investments PLC, parent entity of Murano PV, and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These condensed consolidated and combined interim financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC entity level.

iii.
In March 2023, the Group acquired a beach club in Cancun for an amount of $171 million (approximately U.S.$9.4 million). The Group signed a secured loan agreement with ALG Servicios Financieros México, S.A. de C.V., SOFOM E.N.R. (“ALG”) for a principal amount of U.S.$20 million. The first disbursement of U.S.$8 million, was used to finance the acquisition of the beach club land. In April and July 2023, the Group drew U.S.$5 million and U.S.$7 million, respectively, which were used for the construction of the beach club. The loan bears an annual interest rate of 10% and matures on December 1, 2030. The Group provided this beach club as a guarantee for this loan. ALG is incorporated as trustee in the guarantee trust of Fideicomiso Murano 2000 (see Note 2).

2.	Basis of preparation

These condensed consolidated and combined interim financial statements have been prepared on a consolidated basis as of and for the six-month period ended June 30, 2024 and on a combined basis prior to the capital restructuring which occurred on March 8, 2024, as discussed in 2.b.2. Since the entities included in these financial statements were under common control both prior to and after the capital restructuring, it had no impact on the financial position, results or operations, or cash flows presented.

a.	Statement of compliance

These condensed consolidated and combined interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2023.

These condensed consolidated and combined interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the combined financial statements as of December 31, 2023 and 2022 and for the three-year period ended December 31, 2023 (the “last annual combined financial statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

b.	Basis of consolidation

b.1. Subsidiaries

The subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intra-group balances and transactions are eliminated in the consolidation process.

The Group’s subsidiaries as of June 30, 2024 are set out below:

Entity	Ownership interest

Murano Management, S. A. de C. V. (“Murano Management”)	100.00%
Murano World, S. A. de C. V. (“Murano World”)	100.00%
Inmobiliaria Insurgentes 421, S. A. de C.V. (“Inmobiliaria Insurgentes 421”)	100.00%
Operadora Hotelera GI, S. A. de C. V. (“Operadora GIC I”)	100.00%
Operadora Hotelera Grand Island II, S. A. de C. V. (“Operadora GIC II”)	100.00%
Operadora Hotelera I421, S. A. de C. V. (“OHI421”)	100.00%
Operadora Hotelera I421 Premium, S. A. de C. V. (“OHI421 Premium”)	100.00%
Fideicomiso Murano 6000 CIB/3109 (“Insurgentes Security Trust”)	100.00%
Fideicomiso Murano 2000 CIB /3001 (“GIC I Trust” or “Fideicomiso Murano 2000”)	100.00%
Fideicomiso Murano 4000 CIB/3288 (“GIC II Trust”)	100.00%
Fideicomiso Murano 1000 CIB /3000	100.00%
Edificaciones BVG, S. A. de C. V. (“Edificaciones BVG”)	100.00%
Servicios Corporativos BVG, S. A. de C.V. (“Servicios BVG”)	100.00%

On April 16, 2024 Murano PV, S. A. de C. V. signed the trust agreement for the incorporation of the trust Fideicomiso Irrevocable de Administración con Derecho de Reversión Identificado con el número CIB/4323.

On June 28, 2019 Murano World signed the trust agreement for the incorporation of the trust Fideicomiso Irrevocable de Garantía CIB/3224.

Both of the trusts described above were incorporated by the Group in order to pursue financing opportunities.

b.2. Capital restructuring

During the first quarter of 2024, the Group underwent a restructuring to establish Murano PV, S. A. de C. V. as the intermediate holding entity of the Mexican structure: Murano PV, S. A. de C. V., Murano World, S. A. de C. V., Edificaciones BVG, S. A. de C. V., Fideicomiso Murano 6000 CIB/3109, Inmobiliaria Insurgentes 421, S. A. de C.V., Operadora Hotelera GI, S. A. de C. V., Operadora Hotelera Grand Island II, S. A. de C. V., Operadora Hotelera I421, S. A. de C. V., Operadora Hotelera I421 Premium, S. A. de C. V., Fideicomiso Murano 2000 CIB /3001, Fideicomiso Murano 4000 CIB/3288, Fideicomiso Murano 1000 CIB /3000, Servicios Corporativos BVG, S. A. de C.V., and Murano Management, S. A. de C. V.

The capital restructuring involved a series of transactions between the entities and their shareholders, whereby some of the existing shareholders sold their shares and transferred their beneficiary rights to other entities within the Group in exchange for cash and promissory notes.

Since the entities within the Group were under common control prior and after the capital restructuring, the capital restructuring does not qualify as a business combination under IFRS 3 Business Combinations. Management deems it appropriate to account for the capital restructuring on a prospective basis for presentation purposes of the financial statements and its related notes as of June 30, 2024 and for the six-month period then ended, mainly because prior to and after the capital restructuring, the entities within the Group are controlled by the same group of shareholders.

The capital restructuring was measured at the previous carrying amounts of assets and liabilities given that the entities are under common control.

c.	Going concern basis

These condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern. However, management has identified material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern. As a result, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Group is an early-stage and emerging growth company. The Group has incurred significant debt primarily to fund operating expenses and finance the construction projects mentioned in note 1 (a). As of June 30, 2024, total current liabilities exceed the amount of total current assets, and based upon the Group’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these condensed consolidated and combined interim financial statements may be insufficient.

In addition, as of and after June 30, 2024, certain covenants have been breached as follows:

i.
The debt service reserve account related to the Insurgentes 421 loan with Bancomext were not funded on several dates in accordance with the loan agreements, the latest on August 8, 2024, and as a result the covenant was breached. The Group received a waiver on August 26, 2024, extending the payment on the debt service reserve account to October 4, 2024. An additional waiver was also received to extend the delivery of 2023 audited financial statements until September 30, 2024. The lender also confirmed  that as of June 30, 2024, there are no events of payment default or default of other contractual obligations other than those described above, and the letter of waiver cured the breaches described above.

As of June 30, 2024, the loan amount outstanding was $1,819.2 million, which was classified as a current liability since the breach was prior to the reporting date.

ii.
On August 1, 2024, there was a default relating to funding of the debt service reserve account on the syndicated secured mortgage loan held by Fideicomiso Murano 2000, as well as a default related to the acquisition of financial derivatives on the same date.  On August 26, a waiver was received for the breaches mentioned above, waiving the events of default until October 31, 2024. An additional waiver was also received to extend the delivery of 2023 audited financial statements until October 31, 2024.

On August 26, 2024, the Group received a waiver from the lenders of the Fideicomiso Murano 2000 syndicated secure mortgage loan authorizing a delay on the payment of the quarterly interest until October 31, 2024, curing a technical breach until that date.  On August 5, 2024, there was a technical default on a covenant with respect to the quarterly interest payment of the syndicated secured mortgage loan held by Fideicomiso Murano 2000.    The reason for the payment delay was a postponement in the closing of a financing transaction, whereby the proceeds expected from such transaction were intended to repay in full the syndicated secured mortgage loan held by Fideicomiso Murano 2000. Management now expects the financing transaction to be closed prior to October 31, 2024. Management has kept the lenders of the syndicated secured mortgage loan fully informed of the progress of the intended financing and has worked closely with the lenders.

In connection with the syndicated secured mortgage loan held by Fideicomiso Murano 2000, on May 2, 2024, Murano World (joint obligor of Fideicomiso Murano 2000) received a $317 million loan with ES Agrupacion, breaching a covenant. The lender agreed to convert it into a minority equity interest in Cancun II project, therefore the Group believes that the breach described will be cured upon conversion. On May 20, 2024 Fideicomiso Murano 2000 granted to ES Agrupacion U.S.$1.85 million loan, breaching a covenant. The Group has not formally requested a waiver from the lenders under Fideicomiso Murano 2000 syndicated secure mortgage loan given that the loan to ES Agrupacion is expected to be repaid in full in the short term.

As of June 30, 2024, the Fideicomiso Murano 2000 syndicated secure mortgage loan amount outstanding was $4,407.1 million, which was classified as a current liability since the breaches were prior to the reporting date.

iii.
Under certain financing arrangements the Group is obliged to deliver internal financial information and audited financial statements to lenders. The Group delivered its unaudited financial information for March 31, 2024, late. The interim unaudited information for June 30, 2024, was delivered on time. In addition, the Group failed to deliver annual audited financial statements for December 31, 2023, by June 30, 2024, resulting in breaches. As mentioned above, the Inmobiliaria Insurgentes 421 and Fideicomiso Murano 2000 loans, received waivers to deliver the 2023 audited financial statements by September 30, 2024, and October 31, 2024, respectively. The Group has requested waivers from other lenders and expects to deliver the audited information in the short term.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Group such as new or restructured loan agreements and the possible financial support of the major shareholder of the Group. However, the Group may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These condensed consolidated and combined interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Group as of and for the six months ended June 30, 2024, and for entities comprising the Group as of December 31, 2023 and for the six months ended June 30, 2023, were not appropriate.

d.	Use of judgments and estimates

In preparing these condensed consolidated and combined interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Murano Group’s last annual audited combined financial statements as of December 31, 2023.

Measurement of fair values:

A number of the Group’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

e.	Material accounting policies

These condensed consolidated and combined interim financial statements follow the same accounting policies and methods of computation as the last annual combined financial statements, except for the consolidation accounting policy, as explained in note 2.b.

f.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and have been adopted by the Group. Their adoption has not had any material impact on the disclosure or the amounts reported in these condensed consolidated and combined interim financial statements. The Group has not early adopted any forthcoming new or amended accounting standards in preparing these condensed consolidated and combined interim financial statements.  The Group does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of June 30, 2024 and December 31, 2023 cash and cash equivalents and restricted cash is as follows:

	As of
	June 30, 2024	December 31, 2023

Cash	$1,784,770	$993,681
Bank deposits (1) (2)	124,135,952	145,376,053

Total cash and cash equivalents and restricted cash	$125,920,722	$146,369,734

(1)
Fideicomiso Murano 2000 - In accordance with the long-term syndicated loan among Bancomext, Sabadell, Caixabank, NAFIN, Avantta,  Fideicomiso Murano 2000 (a subsidiary of Murano World) must maintain an interest reserve fund equivalent to a minimum of one quarterly interest payment. While the amount can be withdrawn to pay such interest without any penalty, Fideicomiso Murano 2000 is obligated to replace such interest reserve fund to a set minimum amount. As of June 30, 2024 and December 31, 2023, the corresponding amounts in the reserve fund were $120,767 and $12,842,404, respectively.

(2)
Inmobiliaria Insurgentes 421 - In accordance with the long-term loan from Bancomext, the borrower must maintain a debt service reserve fund equivalent to the next amortization of principal payment plus interest, according to the amortization schedule, and an additional fund for an amount equivalent to the principal debt service reserve fund. While the amount can be withdrawn without penalty to cover payments, the borrower is obligated to replace such reserve funds within 15 days. As of June 30, 2024 and December 31, 2023, the principal reserve fund amounted to $41,993,810 and $52,272,015, respectively. The additional debt service reserve fund was not fully funded as of June 30, 2024 and December 31, 2023; for further information see note 6.

4.	Related-party transactions and balances-

Transactions with key management personnel

i.	Key management personnel compensation

Compensation of key management personnel includes short-term employee benefits in the amount of $5,378,282 and $5,673,669 for the six-month periods ended June 30, 2024 and 2023, respectively.

ii.	Outstanding balances with related parties as of June 30, 2024 and December 31, 2023 are as follows:

	As of
	June 30, 2024	December 31, 2023
Receivable
Affiliate:
Elías Sacal Cababie(1)	$5,226,672	$104,029,840
E.S. Agrupación, S. A. de C. V. (2)	81,317,204	35,582,383
Marcos Sacal Cohen (3)	9,916	540,031
Edgar Armando Padilla Pérez (4)	-	1,700,466
Rubén Álvarez Laris (5)	-	1,696,426
Total related parties receivable	86,553,792	143,549,146

	As of
	June 30, 2024	December 31, 2023
Payable:
Affiliate:
Impulsora Turística de Vallarta, S. A. de C. V. (6)	$52,035,500	$39,121,151
Sofoplus S.A.P.I de C. V., SOFOM ER(7)	199,003,153	171,153,445
ES Agrupación, S. A. de C. V. (8)	317,000,000	-
BVG Infraestructura, S. A. de C. V. (9)	8,663,969	10,030,992
Murano Global Investments, Plc.	2,095	-
Total related parties payable	576,704,717	220,305,588

Current portion	$546,699,806	$133,002,659

Long-term portion	$30,004,911	$87,302,929

(1)	This balance is composed of several loan agreements as follows:

i.
On February 10, 2023, Murano World granted a short-term loan of U.S.$2,865,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On February 10, 2024 the maturity was extended for a year and o; On April 30, 2024 the principal amount was repaid in full;

ii.
On April 14, 2023, Murano P.V. granted a short-term loan of $2,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was repaid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

iii.
On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$438,611 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

iv.
On September 26, 2023, Murano World granted a short-term loan of U.S.$3,200,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024 the principal amount was repaid in full;

v.
On January 19, 2024, Murano World granted a short-term loan up to $7,900,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On April 30, 2024 the borrower paid $6,700,000. As of June 30, 2024, the outstanding balance was $1,200,000 of principal and $46,728 accrued  interest;

vi.
On January 19, 2024, Murano World granted a short-term loan up to U.S.$3,360,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On April 30, 2024 the borrower paid U.S.$3,160,000. The outstanding balance of this loan as of June 30, 2024 was $3,675,460 (U.S.$200,000) of principal and $304,484 (U.S.$16,567) accrued interest;

(2)	This balance is composed of several loan agreements as follows:

i.
On February 10, 2023, Murano World granted a short-term loan of $9,620,660 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. On February 10, 2024 the maturity was extended for one year;

ii.
On March 31, 2023, Murano World granted a short-term loan of U.S.$453,000 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 31, 2024 the maturity was extended for a year;

iii.
On April 14, 2023, Murano P.V. granted a short-term loan of U.S.$359,368 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

iv.
On May 5, 2023, Murano P.V. granted a short-term loan of $30,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

v.	On November 9, 2023, Murano World granted a short-term loan of $10,000,000 with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%.
vi.	On May 2, 2024, Murano World granted a loan of up to $14,750,000 to ES Agrupación, S. A. de C. V., which matures in a year and accrues interest at a rate of TIIE 28 days plus a spread of 3%.
vii.
On May 20, 2024, Murano World granted a loan of up to U.S.$1,850,000 to ES Agrupación, S. A. de C. V., which matures in one year that accrues interest at a rate of SOFR plus a spread of 3%. See note 2cii.

viii.	As of June 30, 2024 the accrued interest for the loans in Mexican pesos and American dollars described above is $2,942,561 and $1,681,061 (U.S.$91,475), respectively.

(3)
Short-term loan agreement granted by Murano PV, S. A. de C. V. for $492,000 dated May 5, 2023 with a one-year maturity that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2.

(4)	This balance is composed of two loan agreements as follows:

i.
On May 5, 2023 Murano Management, S. A. de C. V. granted a short-term loan of $1,546,669 (Mexican pesos) with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2;

ii.
On May 5, 2023 Murano Management, S. A. de C. V. granted a short-term loan of $4,400 (Mexican pesos) with a maturity of one year that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2.

(5)
Short-term loan agreement of $1,547,609 dated May 5, 2023 granted by Murano Management with a one-year maturity that accrues interest at a rate of TIIE 28 days plus a spread of 3%. The principal amount was paid on March 8, 2024 as part of the capital restructuring as described in Note 2.b.2.

(6)
Loan agreement granted to Murano World signed on May 2, 2021 with a 36-month termination period. The amount of the loan is $97,500,000 at an annual rate of 17.75%. On May 2, 2024 the maturity of this loan was extended for one year.  On April 30, 2024,  Impulsora Turística de Vallarta granted a 36-month loan to Murano World in the amount of $17,200,000 with an interest rate of 17.75% and payments of principal after 12 months of the signing date. As of June 30, 2024 the outstanding balance of both loans is $34,143,716 and $17,200,000, respectively.

(7)
Syndicated secured mortgage loan for up to U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus)  which matures on June 24, 2025 and causes interest at an annual rate of 15.00% for which the major shareholders are joint obligors.

(8)
On May 2, 2024, ES Agrupación, S. A. de C. V. granted a loan of $317,000,000 to Murano World. The lender has agreed to convert the loan balance into a small minority equity interest in the Cancun II project, with the exact terms to be finalized over the coming months and therefore the Group believes that the breach described in note 2c ii., will be cured.

(9)
On March 1, 2023, Inmobiliaria Insurgentes obtained a short-term loan granted by BVG Infraestructura, S. A. de C. V. of U.S.$955,011 with a maturity of one year that accrues interest at a rate of 3M SOFR plus a spread of 3%. On March 1, 2024 the maturity of this loan was extended for one year.

5.	Property, construction in process and equipment

Reconciliation of carrying amounts

		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Cost:

Balances as of January 1, 2023	$7,794,417,256	$9,083,995,555	$	$	$7,109,323	$2,874,688	$5,694,946	$3,173,881	$16,897,265,649
Additions	173,992,200	1,388,105,617	-	-	627,269	-	157,205,729	-	1,719,930,815
Disposals	-	-	-	-	-	-	(163,689,130)	-	(163,689,130)
Capitalization of FF&E and OS&E, buildings and elevators	-	(1,525,827,023)	1,348,289,068	10,964,935	-	-	166,573,020	-	-
Revaluation	(21,598,770)	(2,437,323,707)	1,568,940,131			-	-	-	(889,982,346)

Balances as of December 31, 2023	$7,946,810,686	$6,508,950,442	$2,917,229,199	$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988

Balances as of January 1, 2024	$7,946,810,686	$6,508,950,442	$2,917,229,199	$10,964,935	$7,736,592	$2,874,688	$165,784,565	$3,173,881	$17,563,524,988

Additions		935,152,963	-	-	66,597	-	25,501	-	935,245,061
Capitalization of FF&E and OS&E, buildings and elevators	-	(3,348,164,727)	3,073,596,455	10,070,998		-	264,497,274	-	-

Balances as of June 30, 2024	$7,946,810,686	$4,095,938,678	$5,990,825,654	$21,035,933	$7,803,189	$2,874,688	$430,307,340	$3,173,881	$18,498,770,049
		Construction in			Computer	Transportation		Equipment and
	Land	process	Buildings	Elevators	equipment	Equipment	Furniture(1)	other assets	Total
Accumulated depreciation:
Balances as of January 1, 2023	$-	$-	$-	$-	$(5,892,011)	$(2,626,601)	$(4,079,955)	$(2,183,253)	$(14,781,820)

Depreciation	-	-	(71,580,551)	(1,096,493)	(779,108)	(77,491)	(55,029,094)	(152,462)	(128,715,199)

Balances as of December 31, 2023	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)

Balances as of January 1, 2024	-	-	(71,580,551)	(1,096,493)	(6,671,119)	(2,704,092)	(59,109,049)	(2,335,715)	(143,497,019)

Depreciation	-	-	(54,620,841)	(799,205)	(385,495)	(36,750)	(48,464,856)	(76,101)	(104,383,248)

Balances as of June 30, 2024	-	-	(126,201,392)	(1,895,698)	(7,056,614)	(2,740,842)	(107,573,905)	(2,411,816)	(247,880,267)

Carrying amounts as of:
December 31, 2023	$7,946,810,686	$6,508,950,442	$2,845,648,648	$9,868,442	$1,065,473	$170,596	$106,675,516	$838,166	$17,420,027,969

June 30, 2024	$7,946,810,686	$4,095,938,678	$5,864,624,262	$19,140,235	$746,575	$133,846	$322,733,435	$762,065	$18,250,889,782

(1)	Includes FF&E and OS&E assets.

Construction in process

GIC I is a hotel complex with up to 1,016 rooms, currently under construction in Cancun,
Quintana Roo; the total amount expected to be invested in the construction is $3,200,000,000, excluding land and financial costs. For the six-month period ended June 30, 2024, and the year ended December 31, 2023, construction cost  incurred were $935,152,963 and $1,106,639,896, respectively.

GIC II is a plot of land located in Cancun, Quintana Roo, where the Group plans to develop a second hotel project with up to 2,000 rooms. For the six-month period ended June 30, 2024, and the year ended December 31, 2023, construction costs incurred were $3,235,995 and $1,577,714, respectively.

Insurgentes Hotel is a hotel complex comprising two individual hotels with a combined capacity of 396 rooms, located in Mexico City. This hotel commenced operations in the first quarter of 2023. For the year ended December 31, 2023, construction costs  incurred were $79,064,992. As of June 30, 2024 there were no additional capitalized costs incurred for the property.

Capitalization of borrowing cost included in the construction costs of the above-described hotel complexes, for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 was $222,615,785 and $275,133,471, respectively. These borrowing costs were calculated using a capitalization rate of 100% since all the loans held by the Group are specific and directly attributable to the construction in process.

Measurement of fair value

Land and construction in process

Fair value hierarchy

The Group engages third-party qualified appraisers to perform the valuation of the land and construction in process annually. The technical committee works closely with qualified external appraisers to establish the appropriate valuation techniques and inputs to the model.

The fair value measurement for the land and construction in process has been categorized as a Level 3 fair value based on the inputs to the valuation technique used. Changes in fair value are recognized in Other Comprehensive Income (OCI).

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of the land and construction in process, as well as the significant unobservable inputs used.

The revaluation loss as of December 31, 2023 was $889,982,346. The Group did not revalue the assets for the interim period ended June 30, 2024 and 2023 as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Land

Group directors use the market-based approach to determine the value of the land as described in the valuation reports prepared by the appraisers.

In estimating the fair value of the subject assets, the appraiser performed the following:

• Researched market data to obtain information pertaining to sales and listings (comps) that are similar to the Subject Asset.
• Selected relevant units of comparison (e.g., price per square meter), and developed a comparative analysis for each.
• Compared the comps to the Subject Asset using elements of comparison that may include, but are not limited to, market conditions, location, and physical characteristics; and adjusted the comps as appropriate.
• Reconciled the multiple value indications that resulted from the adjustment of the comps into a single value indication.
• The selected price per square meter is consistent with market prices paid by market participants and/or current asking market prices for comparable properties.

The appraiser compared the comps to the Subject Assets using comparison elements that include market conditions, location, and physical characteristics.

• Location (0.80 - 1).
• Size (1.08 - 1.20).
• Market conditions (0.8 - 1).
The estimated fair value would increase if the adjustments applied were higher.

Construction in process

Group directors use the cost approach to determine the value of construction in process as described in the valuation reports prepared by the appraisers.
In estimating the fair value of building and site improvements, the appraiser performed the following:
• Estimated replacement cost of the building and site improvements, as though new, considering items such as indirect costs.
• Estimated and applied deductions related to accrued depreciation, resulting from physical deterioration, and work in progress.
The appraiser used an adjustment factor regarding the status of the construction in process. Work in progress adjustment (0.6 - 0.98).	The estimated fair value would increase if the adjustments applied were higher.

Carrying amount

Had the Group’s land and construction in process been measured on a historical cost basis, their carrying amount would have been as follows:

	As of
	June 30, 2024	December 31, 2023

Land	$673,294,661	$673,294,661
Construction in process	2,797,888,139	5,276,177,102

Total	$3,471,182,800	$5,949,471,763

Security

As of June 30, 2024 and December 31, 2023, properties with carrying amount of $18,158,106,422, and $17,694,421,947, respectively, were subject to a registered debenture that forms part of the security for certain bank loans (see Note 6). A list of the properties and related loans is as follows:

Property	Associated Credit Reference
Unit 1, 2, 4 y 5 / Grand Island	See Note 6 Terms and repayment schedule (1)
Unit 3 / Grand Island II	See Note 6 Terms and repayment schedule (12)
Beach Club – Playa Delfines	See Note 6 Terms and repayment schedule (8)
Insurgentes Sur 421 Complex	See Note 6 Terms and repayment schedule (3)
Unit 8, No. 56-A-1, Supermanzana A2, Sup. 824.20 M2	See Note 6 Terms and repayment schedule (4) and Note 4 reference (7)
Unit 9, No. 56-A-1, Supermanzana A2, Sup. 832.94 M2
Plot of land: La Punta Bajamar / Lote 1, Manzana S/M, Sup. 4,117.88 M2	See Note 6 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 2, Manzana S/M, Sup. 6,294.08 M2	See Note 6 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 3 (Vialidad), Manzana S/M, Sup. 4,117.88 M2	See Note 6 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 4, Manzana S/M, Sup. 10,015.68 M2	See Note 6 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 5, Manzana S/M, Sup. 11,986.53 M2	See Note 6 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 6, Manzana S/M, Sup. 2,912.02 M2	See Note 6 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 7, Manzana S/M, Sup. 568.51 M2	See Note 6 Terms and repayment schedule (7)
Plot of land: La Punta Bajamar / Lote 8, Manzana S/M, Sup. 635.25 M2	See Note 6 Terms and repayment schedule (7)

6.	Investment property

Investment property is initially measured at cost and subsequently at fair value with any change therein recognized in profit and loss.

The Group did not revalue the investment property for the interim period ended June 30, 2024 and 2023 as no factors or indicators were identified that could give rise to a material change in the fair value from the prior period revaluation.

7.	Long-term debt

	As of
	June 30, 2024	December 31, 2023
Current liabilities:
Current portion of secured bank loans	$6,817,795,818	$1,866,499,269
Unsecured bank loans	44,956,357	64,827,258
Interest	149,526,759	108,029,151
Total current liabilities	$7,012,278,934	$2,039,355,678

Non-current liabilities:
Secured bank loan	$1,136,530,304	$4,641,315,619
Unsecured bank loans	-	2,001,517
Total non-current liabilities	$1,136,530,304	$4,643,317,136

The secured bank loans are secured over land and construction in process with a carrying amount of $19,258,597,911 and $17,694,421,947 as of June 30, 2024 and December 31, 2023, respectively.

					As of
Currency		Nominal interest rate 2024	Nominal interest rate 2023	Maturity	June 30, 2024	December 31, 2023

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World):
Banco Nacional de Comercio Exterior S.N.C. Institución de Banca de Desarrollo (“Bancomext”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	$1,102,638,000	$1,013,610,000
Caixabank, S.A. Institución de Banca Múltiple (“Caixabank”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	1,102,638,000	1,013,610,000
Sabadell, S.A. Institución de Banca Múltiple (“Sabadell”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	992,374,200	844,675,000
Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R. (Avantta) (1)	USD	SOFR + 4.0116%	N/A	2033	110,263,800
Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo (“NAFIN”) (1)	USD	SOFR + 4.0116%	SOFR + 4.0116%	2033	1,099,167,438	1,010,419,654
Bancomext (2)	MXN	TIIE 91 + 2.75%	TIIE 91 + 2.75%	See (2)	202,751,620	54,441,003
Cost to obtain loans and commissions					(43,190,364)	(46,187,476)
Total Fideicomiso Murano 2000					4,566,642,694	3,890,568,181

Inmobiliaria Insurgentes 421:
Bancomext (3)	USD	SOFR + 3.5%	SOFR + 3.5%	2037	1,819,153,199	1,687,477,257
Cost to obtain loans and commissions					(17,710,573)	(18,383,126)
Total Inmobiliaria Insurgentes 421					1,801,442,626	1,669,094,131

Murano World:
Exitus Capital S.A.P.I de C. V. ENR (“Exitus Capital”) (4)	USD	15.00%	15.00%	2025	275,659,500	253,402,500
Exitus Capital (5)	USD	15.00%	15.00%	2025	13,145,228	14,862,566
Exitus Capital (6)	USD	15.00%	15.00%	2025	44,730,556	18,391,571
Arrendadora Fínamo, S.A. de C.V. (“Fínamo”) (7)	MXN	15.76%	15.76%	2027	332,720,752	364,390,142
ALG (8)	USD	10%	10%	2030	367,546,000	337,870,000
Santander International (9)	USD	Best Rate+0.80%	Best Rate+0.80%	2025	36,740,747	25,335,608
Cost to obtain loans and commissions					(9,746,006)	(11,658,806)
Total Murano World					1,060,796,777	1,002,593,581

Edificaciones BVG:
Exitus Capital (10)					8,215,610	12,387,770
Total Edificaciones BVG					8,215,610	12,387,770

Murano PV:
Administradora de Soluciones de Capital, S.A. de C.V. SOFOM NR (ASC Finamo) (11)	USD	15%	-	2030	477,809,800
ASC Finamo (12)	MXN	22%	-	2024	100,000,000
Cost to obtain loans and commissions					(15,625,028)	-
Total Murano PV					562,184,772	-

Accrued interest payable					149,526,759	108,029,151
Total debt					8,148,809,238	6,682,672,814

Current instalments					7,012,278,934	2,039,355,678

Long-term debt, excluding current instalments					$1,136,530,304	$4,643,317,136

(1)
Syndicated secured mortgage loan of up to U.S.$160,000,000. Operadora GIC I is jointly liable for this loan as well as Murano World. On July 11, 2022 NAFIN joined the syndicated loan under the same terms as the other lenders, granting U.S.$34,811,150 to Fideicomiso 2000.

On August 24, 2023 the Group restructured the syndicated loan to increase the credit line by U.S.$45,000,000, with a variable interest rate based on the quarterly SOFR rate with a fixed spread of 4.0116%. The credit extension was documented through two tranches of debt:

Tranche B of U.S.$35,000,000 to be used to finalize the construction of phase I of the GIC Complex and Tranche C of U.S.$10,000,000 to be used to cover additional project costs and capital requirements for the development of the GIC Complex. NAFIN is funding U.S.$35,000,000 under Tranche B and Sabadell is funding the remaining U.S.$10,000,000 under Tranche C to Fideicomiso Murano 2000.

On February 1, 2024, the Group received U.S.$6,000,000 related to Tranche C.

On April 9, 2024, an amendment to the syndicated secured mortgage loan of Fideicomiso Murano 2000 was signed by and between Avantta Sentir Común, S. A. de C.V., SOFOM, E.N.R., as adherent creditor and assignee, Sabcapital, S.A. de C.V., SOFOM, E.R., as the assignor, with the appearance of Sabadell in its capacity as administrative and collateral whereby the assignor assigned and transferred to the assignee its rights and obligations owned as a Tranche C creditor representing 60% of the tranche C commitment, amounting to U.S. $6,000,000.00 as the assigned amount.

On May 14, 2024, the Group received the remaining U.S.$4,000,000 related to the tranche C of this Syndicated loan.

The loan maturity date is February 5, 2033. The agreement is subject to Mexican laws and the jurisdiction of the courts of Mexico City. The loan agreement includes the plot of land number 2 and the beach club – Playa Delfines of the Cancun complex as new guarantees.

(2)
Secured loan under a credit line of up to U.S. $31,480,000 to finance VAT receivable with a 36-month maturity or earlier on collection of such VAT receivables from Mexican Authorities, with unpaid balances, if any, after 36 months payable within 18 months.

On December 18, 2023 the Group and the lender extended the maturity period of this loan to December 2024.

On April 11, 2024 and May 24, 2024, the Group received $137,615,652 and $63,051,049, respectively.

(3)
On October 18, 2018, Inmobiliaria Insurgentes 421 obtained a U.S.$49,753,000 unsecured loan. This loan was renegotiated to U.S.$75,00,000 on October 10, 2022, with this loan, the Group repaid fully the first loan, including interest. This loan is secured by the Insurgentes Complex with OHI421 and OHI421 Premium jointly liable.

In May 2023, the Group restructured this loan with an increase of U.S.$25,000,000 giving a total credit line of U.S.$100,000,000.

On April 4, 2024, the Group amended the loan agreement between Inmobiliaria Insurgentes 421 and Bancomext. The main change included reducing the amount of the principal payments from April 2024 to April 2025, as well as receiving an event of default waiver from Bancomext, in connection with the borrower’s funding obligations in respect of the debt service reserve accounts. The parties executed an amendment and waiver agreement to provide new terms and conditions with respect to the funding obligations of the debt service reserve accounts. As of April 4, 2024, these events of default were waived by the lender (see Note 2c).

(4)
Syndicated secured mortgage loan of U.S.$30,000,000 (U.S.15,000,000 granted by Exitus and U.S.$15,000,000 granted by Sofoplus) with the major shareholders of the Group as joint obligors. This loan matures on November 2025.

(5)
Loan agreement up to U.S.$2,500,000 with the major shareholders as joint obligors. As of December 31, 2023, the total amount drawn was $18,391,571 (U.S. $1,088,677). On January 26, 2024, February 26, 2024, March 26, 2024, April 26, 2024 and  May 26, 2024, the Group drew U.S.$70,000, U.S.$316,000,  U.S.$311,000, U.S.$325,000 and U.S.$374,000 respectively.

(6)
Sale and lease back agreement signed with Fínamo in February 2023 for an amount of $350,000,000 with a 48-month termination period. The agreement includes the pledge of plots of land as security in La Punta Baja Mar that are subject to a registered debenture. The Group signed additional sale and lease back agreements for $60,000,000 in October and November 2023.

(7)	Loan for purchase and development of the beach club, which also guarantees this loan.

(8)	Loan with “Best rate” interest for preferred clients. On March 27, 2024, Murano World, S. A. de C. V. increased this credit line from U.S.$1,500,000 to U.S.$2,000,000.

(9)	Sale and lease back agreement signed with Exitus Capital in December 2019 with a 36-month termination period for each tranche.

(10)	Loan agreement for U.S.$972,300 signed on June 26, 2023.

(11)
On January 5, 2024, the Group signed a loan agreement with Fínamo for $350,000,000 at a fixed annual interest rate of 17%; funds were received on the same date. On January 5, 2024, the Company also signed an additional loan agreement with Fínamo for U.S.$26,000,000 at a fixed annual interest rate of 15%. The funds were received on January 18, 2024, and part of this loan was used to pay the $350,000,000 described above. Unit 3 of the land in Grand Island was given as a guarantee under this loan agreement.

(12)	On April 9, 2024, Murano PV, S. A. de C.V. signed a loan agreement with Fínamo for $100,000,000 with maturity in 6 months and a fixed annual interest rate of 22%.

The loan agreements referred to above include covenants and restrictions that require, among other things, to provide quarterly and annually the lenders with the companies’ internal financial statements and compliance with certain ratios. Noncompliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable.

As of June 30, 2024, the Group complied with all terms and covenants included in the loan agreements, except for the breaches of Inmobiliaria Insurgentes I421 and Fideicomiso Murano 2000 loans described in note 2c.

As of December 31, 2023, the Group complied with all terms and covenants included in the loan agreements, except for the following:

Inmobiliaria Insurgentes I421

As of December 31, 2023, the additional debt service reserve fund of the Bancomext loan was not fully funded, and the Group requested a waiver from the lender in connection with the funding obligations of the debt service reserve funds. As described above on, April 4, 2024, the Group obtained an event of default waiver provided by Bancomext which waived the breach, so the lender would not call the debt. The Group classified the outstanding balance of this loan as a current liability as of December 31, 2023 due to the waiver being obtained after year-end.

Fideicomiso Murano 2000 CIB/3001 (subsidiary of Murano World)

The Group anticipated that it might not have the debt service reserve account fully funded as of December 31, 2023, and requested a waiver from the lenders. Such waiver was received on December 29, 2023. Consequently, the breach was waived as of December 31, 2023.

8.	Revenue

The Group’s operations and main revenue streams are as described in the last annual combined financial statements. The Group’s revenue is derived from contracts with customers, which include the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties.

	For the six months ended June 30,
	2024	2023

Revenue from contracts with customers	$267,493,096	$106,342,828
Revenue for administrative services with related parties	-	1,002,959

Total revenue	$267,493,096	$107,345,787

Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the six months ended June 30,
	2024	2023
Major products/service lines
Room rentals	$135,948,761	$53,279,599
Food and beverage	54,217,047	45,487,437
All-inclusive	65,532,186	-
Other services	11,795,102	7,575,792
Total revenue from contracts with customers	267,493,096	106,342,828

Administrative services with related parties	-	1,002,959

Total revenue	267,493,096	107,345,787

Timing of revenue recognition
Services and products transferred at a point in time	66,012,149	54,066,188
Services transferred over time	201,480,947	53,279,599

Total revenue from contracts with customers	$267,493,096	$107,345,787

9.	Other income

	For the six months ended June 30,
	2024	2023

Other income
Expense reimbursement	$4,376,288	$8,533,101
VAT revaluation	2,324,724	799,605
Amortization of key money	568,690	-
Other income	7,347,690	17,860

Total other income	$14,617,392	$9,350,566

10.	Income tax

Income tax expense is recognized at an amount determined by multiplying the profit before income taxes for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated effective tax rate for the six months ended June 30, 2024 and 2023 was (0.1)% and 7.1%, respectively. The change in effective tax rate was caused mainly by the following factors:

•	The temporary differences that arise from the balances of the property, CIP and equipment and the right-of-use assets and the lease liabilities items.

11.	Stockholders’ Equity

a.	Common stock at par value as of June 30, 2024 is as follows:

	Number of shares	Amount
Fixed capital:
Series A	50,000	$50,000

Variable capital:
Series B	900,002,000	900,002,000
Total	900,052,000	$900,052,000

12.	Commitments and contingencies

1.
In March 2024, in connection with the aforementioned Business Combination Agreement, the shareholders transferred 1,250,000 shares to certain vendors of Murano World as advance consideration for future construction and marketing services. Since these services have not yet been received, no increase in assets nor equity has been recognized as of the date of these condensed consolidated and combined interim financial statements.

2.
In accordance with  Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

The Group, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Group are not comparable to those used with or between independent parties in comparable operations.

13.	Subsequent events

On  July 30, 2024 Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

On August 27, 2024, Nafin issued a commitment letter in favor of Murano PV, for a financing facility of up to U.S.$80 million. This commitment is intended to assist Murano PV with its working capital needs and compliance with its financial obligations, subject to the repayment in full of the GIC I Loan and other customary conditions precedent. We believe that Nafin's commitment letter reinforces our liquidity and short-term financial stability, in furtherance of the fulfilment of our business strategy.

14.	Correction of immaterial errors

The condensed combined interim financial statements previously issued for the period ended June 30, 2023  and for the six-months period then ended, included errors related to the classification of non-cash transactions in the combined statement of cash flows and  the depreciation of the period. Management believes these are immaterial errors to its condensed combined interim financial statements taken as a whole.

•
The cash flow adjustments include the following: (i) a decrease of interest expense in operating activities and a decrease in the interest paid in financing activities of $160,654,045 for the period ended June 30, 2023.

•
The depreciation expense adjustment as of and for the period ended June 30, 2023 include the following: (i) an increase in the depreciation expense of $48,874,784 and (ii) a decrease in the net profit of the period of $48,874,784.

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